UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 7, 2022

OAKTREE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39526	98-1551592
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

(213) 830-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	OACB.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	OACB	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	OACB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on December 7, 2021, Oaktree Acquisition Corp. II (“OACB”) entered into a definitive business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OACB, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B229193 (“Alvotech”) and Alvotech, previously known as Alvotech Lux Holdings, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (“TopCo”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. Defined terms included in this current report on Form 8-K the (“Current Report”) that are not otherwise defined in this Current Report shall have the same meaning as terms defined in the registration statement on Form F-4 (the “Registration Statement”) first filed by TopCo with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2021.

On June 7, 2022, OACB and Alvotech (the “Parties”) entered into the Second Amendment to the Business Combination Agreement (the “Amendment”) pursuant to which the Parties agreed to (i) extend the Termination Date from June 7, 2022 to June 21, 2022 and (ii) reduce the number of Business Days after the Approval Date and prior to the effectiveness of the First Merger Shareholder Resolution from seven (7) Business Days to six (6) Business Days (or such later date or as mutually agreed in writing by the Parties).

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On June 7, 2022, OACB held an extraordinary general meeting of its shareholders (the “General Meeting”), at which holders of 20,009,407 ordinary shares (consisting of 13,759,407 Class A ordinary shares and 6,250,000 Class B ordinary shares) held of record as of March 22, 2022, the record date for the General Meeting, were present in person or by proxy, representing 64.32% of the voting power of OACB’s ordinary shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of OACB, which was filed with the SEC on May 10, 2022 (the “Proxy Statement”). A summary of the voting results at the General Meeting is set forth below:

The shareholders approved the Business Combination Proposal and the First Merger Proposal.

The voting results for each proposal were as follows:

The Business Combination Proposal

For	Against	Abstain
18,665,966	1,432,438	1,003

The First Merger Proposal

For	Against	Abstain
18,665,966	1,432,438	1,003

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

Based on the results of the General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the Business Combination is expected to be consummated on Wednesday, June 15, 2022. Following the consummation of the Business Combination, the ordinary shares of TopCo are expected to begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) and the Nasdaq First North Growth Market under the new ticker symbol “ALVO” and the warrants of TopCo are expected to trade on Nasdaq under the new ticker symbol “ALVOW.”

Item 8.01	Other Items.

On June 7, 2022, OACB issued a press release announcing, among other things, the voting results of the Business Combination Proposal and the First Merger Proposal at the General Meeting. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information

In connection with the Business Combination, OACB, Alvotech and TopCo filed with the SEC the Registration Statement containing the Proxy Statement of OACB and a preliminary prospectus of TopCo. The extraordinary general meeting of shareholders of OACB to approve the Business Combination was held on June 7, 2022. This Current Report on Form 8-K is not intended to form the basis of any investment decision. Investors and other interested persons are advised to read the Registration Statement and other documents filed in connection with the Business Combination, as these materials contain important information about Alvotech, OACB, the Business Combination and the combined company after the Business Combination. Shareholders of OACB can also obtain copies of the Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech. For example, Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; the timing of the announcement of clinical trial results, the timing of the closing of the Business Combination and expected first day of trading of TopCo’s securities on Nasdaq; and the potential approval and commercial launch of Alvotech’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to satisfy conditions to closing; (4) the inability to execute final agreement with respect to the loan facility with Sculptor on acceptable terms or at all; (5) the inability to consummate the transactions contemplated by the SEPA; (6) the ability to meet or maintain stock exchange listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Alvotech; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Alvotech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) Alvotech’s estimates of expenses and profitability; (13) Alvotech’s ability to develop, manufacture and commercialize its product candidates in its pipeline; (14) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or future regulatory approvals or marketing authorizations; (15) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (16) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (17) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (18) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (19) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (20) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, in the Registration Statement or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech presently know or that OACB and Alvotech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K. Alvotech and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech, OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Current Report on Form 8-K, the information contained in this Current Report on Form 8-K, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Second Amendment to Business Combination Agreement, dated as of June 7, 2022, by and among Oaktree Acquisition Corp. II, Alvotech Holdings S.A. and Alvotech.

99.1	Press Release, dated June 7, 2022.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2022	OAKTREE ACQUISITION CORP. II

	By:	/s/ Zaid Pardesi
	Name:	Zaid Pardesi
	Title:	Chief Financial Officer and Head of M&A

Exhibit 2.1

SECOND AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made as of June 7, 2022 by and between Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (the “Company”), and Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“Parent”) and amends that certain Business Combination Agreement (as amended by that certain First Amendment to Business Combination Agreement, dated as of April 14, 2022, the “Agreement”), dated as of December 7, 2021, by and among TopCo, the Company and Parent. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Agreement.

WHEREAS, the Company and Parent desire to amend the Agreement, in accordance with Section 9.3 thereof, to adjust the First Merger Effective Time and extend the Termination Date, in each case, as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Parent hereby agree as follows:

1.    Amendments.

(a)    Section 2.1(b)(i) of the Agreement is hereby amended to replace the phrase “seven (7) Business Days after the Approval Date” therein with the phrase “six (6) Business Days after the Approval Date (or such later date or as mutually agreed in writing by the Company and Parent)”.

(b)    Section 8.1(e) of the Agreement is hereby amended to replace the date “June 7, 2022” with “June 21, 2022”.

2.    Remaining Effect. Except as specifically amended herein, the Agreement remains in effect without change thereto; provided, however, that all references to the Agreement set forth therein shall hereafter be deemed to refer to the Agreement as hereby amended.

3.    Miscellaneous. Sections 9.2, 9.3, 9.5-9.11, and 9.13-9.18 of the Agreement are incorporated herein by reference mutatis mutandis.

*    *    *    *

1

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a deed as of the date first written above.

ALVOTECH HOLDINGS S.A.

By:	/s/ Robert Wessman
Name:	Robert Wessman
Title:	Authorized Signatory

Signature Page - Amendment to Business Combination Agreement

OAKTREE ACQUISITION CORP. II

By:	/s/ Zaid Pardesi
Name:	Zaid Pardesi
Title:	Chief Financial Officer and Head of M&A

Signature Page - Amendment to Business Combination Agreement

Exhibit 99.1

Alvotech and Oaktree Acquisition Corp. II Announce Shareholder Approval of Business Combination

•	Business Combination anticipated to close on or about June 15, 2022

•

Ordinary shares of Alvotech expected to trade under the new ticker symbol “ALVO” from June 16, 2022 on The Nasdaq Stock Market in New York and from June 23, 2022 on the Nasdaq First North Growth Market in Iceland

•	Warrants expected to trade on The Nasdaq Stock Market in New York under the new ticker symbol “ALVOW”

REYKJAVIK, Iceland & LOS ANGELES (June 7, 2022) – Alvotech Holdings S.A. (“Alvotech S.A.”), a global biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, and Oaktree Acquisition Corp. II (“OACB”) (NYSE: OACB), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. (“Oaktree”), announced today that their previously announced business combination between Alvotech S.A., OACB and the legal entity named Alvotech, previously named Alvotech Lux Holdings S.A.S., with Alvotech as the surviving entity (the “Business Combination”) was approved by OACB shareholders at an Extraordinary General Meeting (the “EGM”) on June 7, 2022.

It is anticipated that the Business Combination will close on or about June 15, 2022, subject to the satisfaction of all other applicable closing conditions. The ordinary shares of Alvotech are expected to trade under the new ticker symbol “ALVO” on The Nasdaq Stock Market in New York and The Nasdaq First North Growth Market in Reykjavik and the warrants of Alvotech are expected to trade on The Nasdaq Stock Market in New York under the new ticker symbol “ALVOW.”

“This an exciting time for the Alvotech team, our partners and everyone else demanding more affordable, high-quality biologic medicines,” said Robert Wessman, founder and Chairman of Alvotech. “Since our inception a decade ago, we have dedicated ourselves to expanding patient access to life-altering treatments.”

“Alvotech is becoming a public company at a pivotal inflection point in the global healthcare industry, a time when demand for increased affordability and accessibility has never been greater,” said Zaid Pardesi, CFO & Head of M&A of Oaktree Acquisition Corp II. “We are proud to partner with a company that is transforming the lives of patients and enhancing the sustainability of healthcare systems, and look forward to continuing to work with the Alvotech team in achieving their goal of becoming a leading supplier of biosimilar medicine in all major markets around the world.”

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the U.S., Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA; US), STADA Arzneimittel AG (EU and select other territories), Fuji Pharma Co., Ltd (TSE: 4554; Japan), Cipla/Cipla Gulf/Cipla Med Pro (NSE: CIPLA; Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (SWX:DKSH; Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (NASDAQ and TASE: KMDA; Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (1795:TT; Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com.

About Oaktree Acquisition Corp. II

The Oaktree Acquisition Corp. franchise was formed to partner with high-quality, growing companies to facilitate their successful entry to the public markets. By leveraging the deep capabilities and experience of its sponsor, an affiliate of Oaktree, which manages $164 billion in assets under management as of March 31, 2022, Oaktree Acquisition Corp. seeks to provide best-in-class resources and execution, coupled with a focus on long-term partnership and shareholder value creation. For more information about Oaktree Acquisition Corp. II, please visit www.oaktreeacquisitioncorp.com.

Additional Information

In connection with the Business Combination, OACB, Alvotech S.A. and the legal entity named Alvotech, previously named Alvotech Lux Holdings S.A.S., (“TopCo”) filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-4 (as amended or supplemented through the date hereof, the “Registration Statement”) containing a proxy statement of OACB and a prospectus of TopCo.

This communication is not intended to form the basis of any investment decision. Investors and other interested persons are advised to read the Registration Statement and other documents filed in connection with the Business Combination, as these materials contain important information about Alvotech S.A., OACB, the Business Combination, and the combined company after the Business Combination. Shareholders of OACB can also obtain copies of the Registration Statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech. For example, Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; the timing of the announcement of clinical trial results; the potential approval and commercial launch of it product candidates; and the timing of the closing of the Business Combination and expected first day of trading of TopCo’s securities on The Nasdaq Stock Market LLC and The Nasdaq First North Growth Market. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond OACB’s and Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to satisfy conditions to closing; (4) the inability to execute final agreement with respect to the loan facility with Sculptor on acceptable terms or at all; (5) the inability to consummate the transactions contemplated by the SEPA; (6) the ability to meet or maintain stock exchange listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Alvotech; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Alvotech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) Alvotech’s estimates of expenses and profitability; (13) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (14) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or future regulatory approvals or marketing authorizations; (15) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (16) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (17) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (18) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (19) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (20) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, in the Registration Statement or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech presently know or that OACB and Alvotech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech, OACB or any of their respective directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

ALVOTECH HOLDINGS S.A.

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Corporate Communications

Alvotech.media@alvotech.com

OAKTREE ACQUISITION CORP. II

Investor Relations

info@oaktreeacquisitioncorp.com

Media Relations

mediainquiries@oaktreecapital.com